02045736

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of JULY, 20 02

SPIRENT plc
(Translation of registrant's name into English)

Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex RH10 9QL, UK
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes [ ] No [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______________.]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JOSEPHINE GOMM
(Registrant)

Date 10 July 2002

By [signature]
(Signature) *

H:\MBalch\Precedents\Statutory - US\Form 6K cover manual Jo.doc

News Release

SPIRENT
Inspired innovation

806 – 10 July 2002

SPIRENT PLC COMPLETES ACQUISITION OF ANRITSU'S REMOTE SPECIAL SERVICES TEST PRODUCT LINE

Spirent plc (LSE: SPT; NYSE: SPM), a leading international network technology company, announced today that it has completed the acquisition of certain assets of the remote special services test product line of Anritsu Company US for a cash consideration of $26 million (approximately £17.4 million). The remote special services test product line will now be integrated into the Service Assurance division of Spirent's Communications group.

Nicholas Brookes, Chief Executive of Spirent, commented when the acquisition was announced on 19 June 2002:

"We are firmly focused on growing the Spirent Communications service assurance business. This acquisition further strengthens our award-winning broadband product portfolio and opens opportunities to expand our customer base. Three of the largest service providers in North America, Verizon, SBC and Qwest, have made significant commitments to Spirent's service assurance solutions. This acquisition will bring us additional installed base in these customers as well as BellSouth, Korea Telecom and other important customers on which we can build."

- ends -

Enquiries

Nicholas Brookes, Chief Executive Eric Hutchinson, Finance Director	Spirent plc	+44 (0)1293 767676
Investor Relations Catherine Nash	Spirent plc	+44 (0)1293 767676
Media Jon Coles/Rupert Young	Brunswick (London)	+44 (0)20 7404 5959
Lauren Teggelaar	Brunswick (New York)	+1 212 333 3810

About Spirent

Spirent plc is an international network technology company providing state-of-the-art solutions with a focus on high growth activities. Our Communications group unites leading edge performance analysis technology with network operations expertise, enabling customers to accelerate the development, deployment and assurance of next generation network equipment and services worldwide. Further information about Spirent plc can be found at www.spirent.com

Spirent plc, Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex RH10 9QL, United Kingdom
Tel +44 (0) 1293 767676 Fax+44 (0)1293 767677 www.spirent.com

Spirent plc is listed on the London Stock Exchange (ticker: SPT) and on the New York Stock Exchange (ticker: SPM; CUSIP number: 84856M209) with one American Depositary Receipt representing four Ordinary shares.

This press release may contain forward-looking statements that are based on current expectations or beliefs, as well as assumptions about future events. You can identify these statements by their use of words such as "will," "anticipate," "estimate," "expect," "project," "intend," "plan," "should," "may," "assume" and other similar words. You should not place undue reliance on our forward-looking statements, which are not a guarantee of future performance and are subject to factors that could cause our actual results to differ materially from those expressed or implied by these statements. Such factors include: aggressive competition; our ability to develop and commercialize new products and services; risks relating to the acquisition or sale of businesses; our reliance on third party manufacturers and suppliers; our exposure to liabilities for product defects; our reliance on proprietary technology; our ability to grow in e-commerce; our ability to attract and retain qualified personnel; risks of doing business internationally; and risks of downturns in the industries in which we participate; and other risks described from time to time in Spirent plc's Securities and Exchange Commission periodic reports and filings. We undertake no obligation to update our forward-looking statements, whether as a result of new information, future events or otherwise.